Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) of Chart Industries, Inc. for the registration of common stock, preferred stock, depository shares, debt securities, warrants, subscription rights, stock purchase contracts and stock purchase units, and to the incorporation by reference therein of our report dated April 19, 2022 (except for Note 2(A), Note 20 and Note 22, as to which the date is November 25, 2022) with respect to the consolidated financial statements of Granite Holdings II B.V., included in the Chart Industries, Inc. Current Report on Form 8-K dated December 5, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Edinburgh, United Kingdom

December 5, 2022